

August 25, 2023

Hung To Pau, Ph.D.
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

> **Re: Advanced Biomed Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 11, 2023**
> **File No. 333-272110**

Dear Hung To Pau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Form S-1/A Filed August 11, 2023

Exhibit 23.1, page 23

1. The report date included on the consent as it relates to Note 12 is different than reflected on the auditors' report. Please have your auditor revise as necessary.

Exhibits

2. We note the consent of Allbright Law Offices filed as Exhibit 23.4 links to the Exhibit 5.2 dated May 19, 2023, and that Exhibit 5.2 has been removed from the current Exhibit Index. We also note that a revised opinion of Allbright Law Offices was filed as Exhibit 99.3. Please revise to ensure the opinion of Allbright Law Offices is filed as one

consistent exhibit number and that the consent links to the currently opinion. We also note comment 14 from our comment letter dated June 7, 2023, which we reissue in part. Please have counsel revise Section C.5. and the last sentence of the opinion to ensure both places cover the disclosure on the cover page. Additionally, it appears the opinion of Wiseteam Law Firm filed as Exhibit 99.4 is a tax opinion that should be filed pursuant to Item 601(b)(8) of Regulation S-K.

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Fang Liu, Esq.